

November 15, 2019

George P. Doyle
Chief Financial Officer
Landmark Infrastructure Partners LP
400 Continental Boulevard
Suite 500
P.O. Box 3429
El Segundo, CA 90245

> **Re: Landmark Infrastructure Partners LP**
> **Form 10-K for the Fiscal Year Ending December 31, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2019**
> **Response dated November 8, 2019**
> **File No. 001-36735**

Dear Mr. Doyle:

We have reviewed your November 8, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 24, 2019 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Non-GAAP Financial Measures, page 46

1. We note your response to prior comment 2 and that you revised the labeling of your FFO per unit measure to "FFO per common and subordinated unit - diluted" in the table included on page 48. However, your FFO measure is still labeled "FFO" in your calculation. Please further revise the labeling of your FFO to clarify that it is attributable to common and subordinated unitholders in future filings, including your future earnings releases and future supplemental packages, if applicable.

You may contact Isaac Esquivel at (202) 551-3395 or Kristi Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction